This Amendment No. 1 together with the short form prospectus dated September 20, 2005, constitutes a public offering of these securities only in those jurisdictions where they may be lawfully offered for sale and therein only by persons permitted to sell such securities. No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise. The securities have not been and will not be registered under the U.S. Securities Act of 1933. Accordingly, except as permitted under the Underwriting Agreement, these securities may not be offered or sold in the United States of America or to or for the account or benefit of a U.S. person as defined in Regulation S under the U.S. Securities Act of 1933 and the short form prospectus does not constitute an offer to sell or a solicitation of an offer to buy any of these securities within the United States.

Amendment No. 1 dated September 28, 2005 to the Short Form Prospectus dated September 20, 2005

New Issue	September 28, 2005

Cdn$118,902,000
41,720,000 Shares

The short form prospectus dated September 20, 2005, (the “Prospectus”) of Bema Gold Corporation (the “Company” or “Bema”) relating to the distribution of an aggregate of 41,720,000 Shares and 8,350,000 Additional Shares at a price of Cdn. $2.85 per share is amended by, and is read subject to and in conjunction with, the information set forth below (the “Amendment”). Unless otherwise defined in this Amendment, capitalized words and terms used in this Amendment have the meaning ascribed to such terms in the Prospectus. Headings used herein correspond to the appropriate headings in the Prospectus.

1.

The following two sentences are added as the second and third sentences to the second paragraph under the section entitled “Summary Description of the Business of the Company”, subsection “Cerro Casale Deposit, Chile” under the heading entitled “The Company”:

“Pursuant to the Shareholders’ Agreement, Placer Dome was required to obtain a final feasibility study on the Aldebaran Property by February 2000. In 2000, the required feasibility study (the “2000 Feasibility Study”) was completed which confirmed the Cerro Casale deposit was technically feasible as a large-scale gold-copper mine assuming certain parameters, including life-of-mine prices of $350 per ounce for gold and $0.95 per pound for copper.”

2.

The second sentence in the second paragraph under the section entitled “Summary Description of the Business of the Company”, subsection “Cerro Casale Deposit, Chile” under the heading entitled “The Company” is deleted in its entirety and replaced with the following:

“Pursuant to the terms of the Shareholders’ Agreement, Placer Dome, having obtained the 2000 Feasibility Study within the required 24-month period, can maintain its 51% interest in the Aldebaran Property by electing to proceed with development of the mine and then arranging up to $1.3 billion of project construction financing by December 28, 2005 and commencing construction of the mine.”

3.

The last sentence of the third paragraph under the section entitled “Summary Description of the Business of the Company”, subsection “Cerro Casale Deposit, Chile” under the heading entitled “The Company” is deleted in its entirety and replaced with the following:

“The Company was previously advised that Placer Dome was updating the 2000 Feasibility Study and that it was in discussions on key commercial contracts and long- term marketing off-take arrangements.”

4.

The first and second sentences in the fourth paragraph under the section entitled “Summary Description of the Business of the Company, subsection “Cerro Casale Deposit, Chile” under the heading entitled “The Company” are deleted in their entirety and replaced with the following:

“Under the terms of the Shareholders’ Agreement, if Placer Dome, acting reasonably and in good faith, determines that the project is not financeable under the terms of the Shareholders’ Agreement, the project would revert to non-financeable status. In such case, Placer Dome’s interest in the project would remain intact, with Placer Dome’s obligation under the Shareholders’ Agreement to arrange financing by December 28, 2005, suspended.”

5.

The last two sentences in the seventh paragraph under the section entitled “Summary Description of the Business of the Company”, subsection “Cerro Casale Deposit, Chile” under the heading entitled “The Company” are deleted in their entirety and replaced with the following:

“Opportunities to optimize technical aspects of the project were identified during the 2004 Update.”

6.

The following disclosure is added as paragraphs eight through eleven under the section entitled “Summary Description of the Business of the Company”, subsection “Cerro Casale Deposit, Chile” under the heading entitled “The Company”:

“On September 27, 2005, the Company received a certificate under the Shareholders’ Agreement from Placer Dome stating that Placer Dome had, after consultation with the financing committee, concluded that the Cerro Casale project is not financeable on the terms contemplated by the Shareholders’ Agreement. The Company disagrees with Placer Dome’s conclusion and continues to believe that the Cerro Casale project is financeable in today’s metal price environment under the terms of the Shareholders’ Agreement.

In the Company’s view, Placer Dome has failed to fulfil its requirements under the Shareholders’ Agreement. Placer Dome has not delivered the updates to the 2000 Feasibility Study required to properly evaluate the Cerro Casale project and arrange financing. Key optimization studies that had been identified as potential improvements to the Cerro Casale project have also not been delivered.

The Company is of the view that Placer Dome’s economic analysis of the financial viability of the Cerro Casale project is fundamentally flawed as it utilizes conservative metal price assumptions of $350 per ounce of gold and $0.95 per pound of copper (the same metal price assumptions for a pit design as in the 2000 Feasibility Study) while reflecting higher operating and capital costs prevalent in the current environment to establish the base case pit and reserves. These assumptions have resulted in an increase in cut-off grade and process changes that would result in a decrease of 4.3 million ounces of recovered gold and 1.1 billion pounds of recovered copper in the estimated life of mine production. Placer Dome utilized this base case reserve for all of its economic analysis rather than re-calculating the reserve with higher metal price assumptions.

Bema is of the view that Placer Dome is attempting to delay the financing and development of the Cerro Casale project contrary to the terms of the Shareholders’ Agreement. A number of senior mining companies have expressed an interest to Bema in developing the Cerro Casale project in the current robust metal price environment. Bema intends to pursue its legal remedies, in cooperation with Arizona Star, with a view to reclaiming Placer Dome’s interest in the Aldebaran Property to Bema and Arizona Star as contemplated by the Shareholders’ Agreement.”

7.	The following paragraph is added as the second paragraph under the section entitled “Recent Developments”, subsection “The Cerro Casale Deposit, Chile” under the heading “The Company”:

“On September 27, 2005, Placer Dome announced that it had concluded that the Cerro Casale project is not financially viable at this time and is not financeable on the terms contemplated by the Shareholders’ Agreement. The Company disagrees with Placer Dome’s conclusion and continues to believe that Cerro Casale is financeable in today’s metal price environment under the terms of the Shareholders’ Agreement.”

SCOPE OF THE AMENDMENT

This Amendment is part of the Prospectus and must be read together with the Prospectus. Any provision of the Prospectus that conflicts with any provision hereof is deemed amended by this Amendment.

PURCHASER’S STATUTORY RIGHTS

Securities legislation in certain of the jurisdictions in Canada provides purchasers with the right to withdraw from an agreement to purchase securities. This right may be exercised within two business days after receipt or deemed receipt of a prospectus and any amendment. In several of the jurisdictions, securities legislation further provides a purchaser with remedies for rescission or, in some jurisdictions, damages if the prospectus and any amendment contains a misrepresentation or is not delivered to the purchaser, provided that such remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. You should refer to applicable provisions of the securities legislation of your province for the particulars of these rights or consult with a legal advisor.

C-1

CERTIFICATE OF THE COMPANY

September 28, 2005

The short form prospectus dated September 20, 2005, together with the documents incorporated therein by reference, as modified by this amendment no. 1 dated September 28, 2005, constitutes full, true and plain disclosure of all material facts relating to the securities offered by the prospectus as required by the securities legislation of each of the provinces of Canada. For the purpose of the Province of Quebec, the simplified prospectus dated September 20, 2005 as amended by this amendment no. 1 dated September 28, 2005 and as supplemented by the permanent information record, contains no misrepresentation that is likely to affect the value or the market price of the securities to be distributed.

(Signed) CLIVE T. JOHNSON	(Signed) MARK A. CORRA
President and Chief Executive Officer	Chief Financial Officer

On Behalf of the Board of Directors
of the Company

(Signed) R. STUART ANGUS	(Signed) ROBERT J. GAYTON
Director	Director

C-2

CERTIFICATE OF THE UNDERWRITERS

September 28, 2005

To the best of our knowledge, information and belief, the short form prospectus dated September 20, 2005, together with the documents incorporated herein by reference, as modified by this amendment no. 1 dated September 28, 2005, constitutes full, true and plain disclosure of all material facts relating to the securities offered by this short form prospectus, as required by the securities legislation of each of the provinces of Canada. For the purpose of the Province of Quebec, to our knowledge, the simplified prospectus dated September 20, 2005, as amended by this amendment no. 1 dated September 28, 2005 and as supplemented by the permanent information record, contains no misrepresentation that is likely to affect the value or the market price of the securities to be distributed.

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By: (Signed) Jamie Rogers	By: (Signed) Jens J. Mayer

HAYWOOD SECURITIES INC.	ORION SECURITIES INC.

By: (Signed) Keith L. Peck	By: (Signed) Douglas Bell

UBS SECURITIES CANADA INC.

By: (Signed) Steven A. Latimer